Rocky Mountains Group Ltd

E 242 Bucklands Beach Road, Bucklands Beach

Auckland 2012, New Zealand

November 29, 2024

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Kate Beukenkamp
Lilyanna Peyser
Abe Friedman
Doug Jones

Re:	Rocky Mountains Group Ltd
Amendment No. 2 to Registration Statement on Form S-1
Filed November 4, 2024
File No. 333-281852

Dear Sir or Madam:

Rocky Mountains Group Ltd. (the “Company”) is filing amendment number 3 (the “Amendment”) to the Registration Statement on Form S-1/A (the “Registration Statement”) in response to your recent review letter addressed to Zonghan Wu, Chief Executive Officer of the Company, dated November 26, 2024 (the “SEC Letter”). This response letter, along with the amended Offering Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Amendment No. 2 to Registration Statement on Form S-1

Financial Statements, page F1

1.	Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

Response: We have updated the financial statements in the Registration Statement as requested.

General

2.

We note your disclosure on page 26. We further note Media Release (21-103MR) of the Australian Securities & Investments Commission, dated May 18, 2021 located at the following link: 21-103MR Former CFO sentenced for market manipulation and fraud offences | ASIC (https://asic.gov.au/about-asic/news-centre/find-a-mediarelease/2021-releases/21-103mr-former-cfo-sentenced-for-market-manipulation-andfraud-offences/). Please tell us whether Mr. Zonghan Wu, your chief executive officer, is the subject of such Media Release. If so, please provide the disclosure required by Item 401(f) of Regulation S-K, revise page 26 accordingly, and include appropriate risk factor disclosure.

Response: Our chief executive officer, Mr. Zonghan Wu, is not subject of such Media Release. The name in the Media Release is “Zhonghan Wu”, which is not our chief executive officer’s name “Zonghan Wu”. In addition, the Media Release refers to a case in Australia. Our chief executive officer, Mr. Zonghan Wu resides in New Zealand. Australia and New Zealand are two different countries.

We are aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please let me know if you need anything further.

Sincerely,

Rocky Mountains Group Ltd

/s/ Zonghan Wu
Zonghan Wu
CEO